Mail Stop 4561

October 4, 2007

<u>VIA U.S. MAIL AND FAX (312) 922-6320</u>

Michael Havala
Chief Financial Officer
First Industrial, L.P.
311 S. Wacker Drive, Suite 4000
Chicago, IL 60606

      Re: First Industrial, L.P.
             Form 10-K for Fiscal Year Ended
             December 31, 2006
             Filed March 1, 2007
             Form 8-K Filed April 30, 2007
             File No. 333-21873

Dear Mr. Havala:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

            Sincerely,

            Kevin Woody
            Branch Chief